EXHIBIT 99.1

TOP Ships Reports Second Quarter and First Half 2011 Financial Results

ATHENS, Greece, Aug. 3, 2011 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) today announced its financial results for the second quarter and first half of 2011.

For the three months ended June 30, 2011, the Company reported:

  Net loss of $103.5 million or $32.56 per share.

  Operating loss of $97.6 million. Excluding the impairment charge of $101.5 million, operating loss would have amounted to an operating income of $3.9 million.

  Revenues of $21.2 million.

For the six months ended June 30, 2011, the Company reported:

  Net loss of $105.8 million or $33.36 per share.

  Operating loss of $96.3 million. Excluding the impairment charge of $101.5 million, operating loss would have amounted to an operating income of $5.2 million.

  Revenues of $43.6 million.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

"We expect dry bulk vessel values and charter rates to remain low. The time charters of the two vessels sold were close to their expiry and rechartering rates were below breakeven rates."

The following indicators serve to highlight the operational performance of the Company's current fleet during the three-month and six-month periods ended June 30, 2010 and 2011:

CURRENT FLEET DATAA	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2011	2010	2011
Total number of vessels	11	12	11	12
Total calendar days for fleet (1)	1,001	1,092	1,991	2,172
Total available days for fleet (2)	969	1,092	1,941	2,144
Total operating days for fleet (3)	967	1,068	1,939	2,092
Fleet utilization (4)	99.78%	97.78%	99.85%	97.58%

A. M/V Astrale has been excluded from 2010 and 2011 as it was delivered to its new owners on July 26, 2011. M/T Dauntless has been excluded from 2010 figures as it was sold during the 4th quarter of 2010. M/T Delos included only in 2011 data as it was chartered-in during the 4th quarter 2010.

(1) We define calendar days as the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(2) We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time in the second quarter and first half of 2009. We have determined to adjust the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(3) We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have determined to adjust the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

The following table presents the Company's current fleet and employment profile:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate
Eight Tanker Vessels
Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
UACC Sila (ex Ionian Wave)	50,000	2009	Bareboat Charter	Q1-2/2018	$9,000
UACC Shams (ex Tyrrhenian Wave)	50,000	2009	Bareboat Charter	Q2-3/2018	$9,000
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Ioannis P	46,346	2003	Spot
Delos (A)	47,067	1991	Spot
Total Tanker dwt	393,413
Four Drybulk Vessels
Cyclades	75,681	2000	Time Charter	Q1-2/2014	$20,000
Amalfi (B)	45,526	2000	Time Charter	Q4/2011-Q1/2012	$14,000
Papillon (ex Voc Gallant)	51,200	2002	Bareboat Charter	Q1-3/2012	$24,000
Pepito	75,928	2001	Time Charter	Q1-2/2013	$41,000

Total Drybulk dwt	248,335
TOTAL DWT	641,748

A. On October 1, 2010, we entered into a bareboat agreement to charter in M/T Delos for five years at an average daily rate of $5,219.

B. We have signed a memorandum of agreement with an unrelated party for the sale (charter free) of M/V Amalfi. The vessel is expected to be delivered to its new owners by the end of September 2011.

Compliance with Nasdaq minimum price requirement

On July 11, 2011, the Nasdaq Stock Market ("Nasdaq") confirmed that we have regained compliance with Nasdaq Listing Rule 5450(a)(1) concerning the minimum bid price of the Company's common stock.

Impairment and Sale of Drybulk Vessels

We signed a Memorandum of Agreement with an unrelated party for the sale of M/V Astrale. The vessel was delivered to its new owners on July 26, 2011. As at June 30, 2011, we measured the M/V Astrale at its fair value less estimated direct costs to sell resulting in an impairment loss of $40 million, and reclassified the vessel to "Vessels held for sale" in the accompanying Balance Sheet.

In addition, we signed a Memorandum of Agreement with an unrelated party for the sale of M/V Amalfi. The vessel is expected to be delivered to its new owners by the end of September 2011. As at June 30, 2011, we  measured the M/V Amalfi to its fair value less estimated direct costs to sell resulting in an impairment loss of $29.5 million, and reclassified the vessel to "Vessels held for sale" in the accompanying Balance Sheet.

Finally,on June 30, 2011 we recorded an impairment loss of $32 million relating to the vessel M/V Papillon.

Outstanding Indebtedness

As of June 30, 2011, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $328.3 million (excluding unamortized deferred financing fees of $3.9 million and unamortized debt discount of $2.1 million) with maturity dates from 2011 through 2019. Our indebtedness includes an unsecured credit facility of $2 million which is due to be repaid on August 17, 2011. Due to limited liquidity, we are in negotiations with our creditor to accept repayment of this facility in Top Ships shares as provided in the loan agreement.

Loan Covenants and Discussions with Banks

As of June 30, 2011, we were in breach of loan covenants with certain banks relating to earnings before interest, taxes, depreciation and amortization (EBITDA), overall cash position (minimum liquidity covenants), adjusted net worth and asset cover. As a result of these covenant breaches and cross default provisions in our other debt documents, we have again classified all our debt and financial instruments as current.

As of the date of this release, we are in discussions with these banks to amend covenants or receive waivers for these breaches. We expect that our lenders will not demand payment of our loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities.

Subsequent events

On July 1, 2011 we entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for 350,000 EUR, to be used for general working capital purposes. We have undertaken to repay the loan within twelve months of its receipt. The loan bears interest at a rate of 8% per annum.

On July 16, 2011 we entered into an unsecured credit facility with Central Mare Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for 1,800,000 EUR, to be used for general working capital purposes. We have undertaken to repay the loan within twelve months of its receipt. The loan bears interest at a rate of 0% for the first five months and 8% per annum for the following seven months.

Conference Call and Webcast

TOP Ships' management team will host a conference call on that same day Wednesday, August 3, 2011, at 11:00 a.m. EDT to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-966-9439 (from the US), 0800-694-0257 (from the UK), +44 (0) 1452 555 566 (international). The participant passcode is: 87562043 and please quote "TOP Ships".

A replay of the conference call will be available from August 3, 2011 at 2:00 PM EDT until August 9, 2011. The United States replay number is 1866-247-4222; the UK replay number is 0800-953-1533; the international replay number is + 44 (0) 1452 55 00 00 and the access code required for the replay is: 87562043#.

Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the TOP Ships Inc. website (www.topships.org) under "Investor Relations". Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About TOP Ships Inc.

TOP Ships Inc., is an international maritime shipping company that provides transportation services for crude oil, petroleum products, and dry bulk commodities.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2011	2010	2011

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:

Revenues	$ 21,803	$ 21,153	$ 44,944	$ 43,559
Other Income	--	872	--	872

EXPENSES:

Voyage expenses	434	2,195	801	4,639
Charter hire expense	--	475	--	945
Other Vessel operating expenses	2,864	1,893	6,107	5,276
Dry-docking costs	1,809	(37)	2,669	1,342
Vessel Depreciation	8,157	7,901	16,313	15,814
Management fees – third parties	76	--	146	26
Management fees – related parties	--	1,715	--	3,385
General and administrative expenses	4,383	3,888	9,367	7,735
Vessels Impairment	--	101,545	--	101,545

Operating income / (loss)	4,080	(97,550)	9,541	(96,276)

OTHER INCOME (EXPENSES):

Interest and finance costs	(3,475)	(4,743)	(6,652)	(8,633)
Loss on financial instruments	(2,412)	(1,158)	(3,811)	(891)
Interest income	33	29	65	62
Other, net	--	(36)	(33)	(36)

Total other expenses, net	(5,854)	(5,908)	(10,431)	(9,498)

Net Loss	$ (1,774)	$ (103,458)	$ (890)	$ (105,774)

Loss per share, basic and diluted (1)	$ (0.58)	$ (32.56)	$ (0.29)	$ (33.36)

Weighted average common shares outstanding, basic and diluted (1)	3,065,453	3,177,561	3,065,406	3,170,790

(1) As retrospectively adjusted to reflect the 1:10 reverse stock split effected on June 24, 2011

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars )

	As of
	December 31,	June 30,
	2010	2011
	(unaudited)	(unaudited)
ASSETS

Cash and Cash Equivalents	$ --	$ --
Vessels Held For Sale	--	39,625
Vessels, net	595,736	438,753
Restricted Cash	17,644	14,063
Other Assets	8,711	9,582
TOTAL ASSETS	$ 622,091	$ 502,023

LIABILITIES AND STOCKHOLDERS' EQUITY

Financial Instruments	12,938	11,310
Debt	337,377	277,988
Debt Related to Vessels Held For Sale	--	44,326
Other Liabilities	16,294	15,761

TOTAL LIABILITIES	366,609	349,385

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	255,482	152,638

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 622,091	$ 502,023

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Six Months Ended
	June 30,
	2010	2011

	(Unaudited)	(Unaudited)
Cash Flows provided by Operating Activities:

Net loss	$ (890)	$ (105,774)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization of deferred financing costs	17,911	17,773
Amortization of debt discount	--	2,233
Translation gain of foreign currency denominated loan	(326)	--
Stock-based compensation expense	746	930
Change in fair value of financial instruments	951	(1,628)
Loss on sale of other fixed assets	33	33
Vessels Impairment	--	101,545
Change in operating assets and liabilities	724	(3,769)

Net Cash provided by Operating Activities	19,149	11,343

Cash Flows (used in) provided by Investing Activities:

Vessel acquisitions	--	41
Insurance claims recoveries	1,310	858
(Increase) / Decrease in restricted cash	(198)	3,581
Net proceeds from sale of other fixed assets	244	--
Acquisition of other fixed assets	(314)	(225)

Net Cash provided by Investing Activities	1,042	4,255

Cash Flows provided by (used in) Financing Activities:

Proceeds from convertible debt	--	2,000
Principal payments of debt	(20,074)	(14,383)
Prepayment of debt	--	(3,000)
Payment of common stock issuance costs	(25)	--
Payment of financing costs	(92)	(215)

Net Cash used in Financing Activities	(20,191)	(15,598)

Net (decrease) increase in cash and cash equivalents	--	--

Cash and cash equivalents at beginning of period	--	--

Cash and cash equivalents at end of period	$ --	$ --
CONTACT: Company:
         Alexandros Tsirikos
         Chief Financial Officer
         TOP Ships Inc.
         1, Vassilissis Sofias Str. & Meg.
         Alexandrou Str.
         151 24, Maroussi, Greece
         Tel: +30 210 812 8180
         Email: atsirikos@topships.org